File No. 074-00015






                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549




                           FORM U-9C-3

                         QUARTERLY REPORT


               For the quarter ended March 31, 1998


 Filed Pursuant to Rule 58 of the Public Utility Holding Company
                           Act of 1935






                                by
              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

              AMERICAN ELECTRIC POWER COMPANY, INC.
                           FORM U-9C-3
               For the Quarter Ended March 31, 1998
                             CONTENTS

                                                            Page
ITEM 1 - Organization Chart                                   1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                1

ITEM 3 - Associated Transactions                              2

ITEM 4 - Summary of Aggregate Investment                      3

ITEM 5 - Other Investments                                    3

ITEM 6 - Financial Statements and Exhibits                    4
         Statements of Income                                 5
         Balance Sheet                                        6
         Exhibits                                             7
/TABLE

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
ITEM 1 - ORGANIZATION CHART
Name                         Energy or                                           Percentage
of Reporting                 gas-related     Date of             State of        Of Voting         Nature of
Company                      Company         Organization        Organization    Securities Held   Business
AEP Energy Services,         Energy          September 24, 1996  Ohio            100%              To broker and market
    Inc. (AEPES)                                                                                   energy commodities





ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
                       (in thousands)                                                             (in thousands)
AEPES        Short-term                                          Various           None
             Debt          $6,125        Issue         N/A       Financial                            $6,125
                                                                 Institutions

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
ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies
Reporting      Associate
Company        Company       Types of      Direct       Indirect                  Total
Rendering      Receiving     Services      Costs        Costs       Cost          Amount
Services       Services      Rendered      Charged      Charged     of Capital    Billed
NONE



Part II -- Transactions performed by associate companies on behalf of reporting companies
Associate                          Reporting
Company                            Company       Types of                      Direct    Indirect               Total
Rendering                          Receiving     Services                      Costs     Costs     Cost         Amount
Services                           Services      Rendered                      Charged   Charged   of Capital   Billed
                                                                                            (in thousands)
American Electric
  Power Service Corporation        AEPES         Administrative and Marketing  $1,034    $ 76         $ -       $1,110
Appalachian Power Company          AEPES         Marketing                         25       9           -           34
Columbus Southern Power Company    AEPES         Marketing                         18      11           -           29
Indiana Michigan Power Company     AEPES         Marketing                         56      15           -           71
Kentucky Power Company             AEPES         Marketing                          1      -            -            1
Kingsport Power Company            AEPES         Marketing                         10      -            -           10
Ohio Power Company                 AEPES         Marketing                         12      11           -           23
Wheeling Power Company             AEPES         Marketing                          1       1           -            2
AEP Resources Service Company      AEPES         Marketing                          1       1           -            2
      Total                                                                    $1,158    $124         $ -       $1,282

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies:
                                                                 (in thousands)
   Total consolidated capitalization
     as of March 31, 1998                                   $10,208,933             Line 1

   Total capitalization multipled by 15%
   (line 1 multiplied by 0.15)                                1,531,340             Line 2

   Greater of $50 million or line 2                                     $1,531,340  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                    43,850
          Total current aggregate investment                                43,850  Line 4

   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                 $1,487,490  Line 5


Investments in gas-related companies:
   NONE




ITEM 5 - OTHER INVESTMENTS
Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
NONE

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

     List all financial statements and exhibits filed as a part of this report.


Financial Statements:

     Statement of Income - filed under confidential treatment pursuant to Rule 104(b).

     Balance Sheet - filed under confidential treatment pursuant to Rule 104(b).


Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana and Michigan State Commissions.

2. Copies of other contracts required by Item 3 - filed under confidential treatment pursuant to Rule 104 (b).

                                 CERTIFICATE


     The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

     AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 1997 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

     The names and addresses of the Specific State Commissions are:

          Indiana Utility Regulatory Commission
          302 West Washington Street, E 306
          Indianapolis, Indiana   46204

          Kentucky Public Service Commission
          730 Schenkel Lane
          P.O. Box 615
          Frankfort, Kentucky   40602

          Michigan Public Service Commission
          6545 Mercantile Way
          P.O. Box 30221
          Lansing, Michigan   48909

          Public Service Commission of West Virginia
          201 Brooks Street
          P.O. Box 812
          Charleston, West Virginia   25323

          Tennessee Regulatory Authority
          460 James Robertson Parkway
          Nashville, Tennessee  37243-0505

          The Public Utilities Commission of Ohio
          180 East Broad Street
          Columbus, Ohio   43215

          Virginia State Corporation Commission
          1300 East Main Street
          P.O. Box 2118
          Richmond, Virginia   23216

     IN WITNESS WHEREOF, I have hereunto set my hand as of the ____ day of May, 1998.

                              /s/ A. A. Pena

                              A. A. Pena
                              Treasurer

                            SIGNATURE





     The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                   AMERICAN ELECTRIC POWER COMPANY, INC.

                                      By       /s/ A.A. Pena
                                                  A.A. Pena
                                                  Treasurer







May 27, 1998